N-SAR Item 77C Exhibit

SPECIAL MEETING OF SHAREHOLDERS
On February 12, 2009, a Special Meeting of Shareholders for the Fund was held to consider a number of proposals. On December 1, 2008, the record date for the meeting,
the Fund had $403,782,899 of net assets outstanding
 of which $342,484,173 (84.82%)
of net assets were represented at the meeting.
Proposal 1 To consider and act upon a new investment advisory agreement with Evergreen Investment Management Company, LLC:
Net assets voted For $341,128,433
Net assets voted Against $ 999,955
Net assets voted Abstain $ 355,785